

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

February 10, 2017

Via E-mail
Frank J. Drohan
Chief Executive Officer
Omagine, Inc.
136 Madison Avenue, 5th Floor
New York, NY 10016

Re: **Omagine, Inc.**
Post-Effective Amendment to Form S-1
Filed February 6, 2017
File No. 333-199383

Dear Mr. Drohan:

We have limited our review of your post-effective amendment to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your post-effective amendment and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your post-effective amendment and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 25, 2017 letter.

General

1.   We note your response to comment 1 of our prior letter that a single sale occurred during the period from May 2016 through the present. Please clarify whether there were any offers or sales made during the time period from October 2015 through January 2016.

2.   We note your revised disclosure on page 12 that "a sale under this registration statement occurred during a period when, based on interpretations of applicable Securities Act provisions by the staff of the SEC, the registration statement was not effective." However, we note that the registration statement was effective at the time of the sale. Rather, there appears to not have been a valid Section 10(a) prospectus given that the sale occurred during a time period in which your prospectus, which was being used more than nine months after the effective date of the registration statement, included audited financial statements older than sixteen months. Please revise your risk factor to more precisely describe the facts surrounding the use of your prospectus during the relevant time periods, and to address how the failure to make certain filings affected your compliance with Section 5.

3.   Please expand upon your risk factor disclosure to state the number of shares sold pursuant to the sale in question. Please also discuss the remedy that would apply to the purchaser of such shares.

4.   Please tell us when you intend to update your prospectus with audited financial statements as of December 31, 2016.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Sandra B. Hunter, Staff Attorney at 202-551-3758 or me at 202-551-3466 with any other questions.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Special Counsel
Office of Real Estate and
Commodities

cc: David B. Manno
       Sichenzia Ross Ference Kesner LLP
       Via E-mail